SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 01, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		396,112
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,580
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		389,532

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		119,777
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		77,795
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		41,982

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		201,656
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		229,616
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		-27,960

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		117,947
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		23,734
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		94,213

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		120,688
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		116,849
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,839

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		438,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		12,569
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		426,385

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		1,567,468
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		352,928
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,214,540

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		293,575
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		282,816
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		310,759

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2017

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2016	To:	31 January 2017
Balance of unallotted securities under scheme(s) from previous return:		393,031
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		398,855
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		294,176

Name of contact:	Susan Swabey
Telephone number of contact:	01923 477501

SIGNED BY	Susan Swabey, Company Secretary
for and on behalf of
Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 01, 2017

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary